Exhibit 99.1

Hafnia Limited

Condensed Consolidated Quarterly Financial Information Q1 2026

HAFNIA-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026

The first quarter of 2026 was defined by a geopolitical disruption to global oil markets without modern precedent. The closure of the Strait of Hormuz fundamentally reshaped global crude and refined product trade flows.

At the same time, attacks on Middle East refineries, refinery run cuts, and export restrictions in Asia further disrupted supply chains and trade volumes across multiple regions. The loss of an estimated 12.8 million barrels per day (mb/d) in global oil supply triggered a rapid rerouting of crude and refined product supply chains. This was partially offset by increased production from Atlantic Basin and the International Energy Agency’s (IEA) coordinated release of up to 400 mb from strategic reserves to help fill the supply gap.

Against this backdrop, Hafnia delivered another quarter of strong earnings. In Q1 2026, we recorded a net profit of USD 179.7 million. This included USD 32.5 million from gains on vessel sales, while our fee-based business generated USD 7.8 million. The IFRS 15 load-to-discharge adjustment has resulted in a negative TCE adjustment of USD 17.9 million. Q1 results include approximately 210 off-hire vessel-days from scheduled drydocking. We expect drydocking activity to continue through the remainder of 2026, with approximately 300 off-hire days anticipated in Q2.

Our average fleet TCE for Q1 was USD 30,327 per day. As of 13 May 2026, 73% of our Q2 earning days are covered at an average of USD 46,600 per day, supporting our expectation that Q2 will be stronger than Q1. In addition, 39% of our earning days for Q2 to Q4 2026 have been covered at an average rate of USD 38,281 per day.

At the end of the first quarter, our net asset value (NAV1) rose to approximately USD 4.0 billion, up USD 0.5 billion from Q4 2025. This is equivalent to USD 8.09 (~NOK 78.81) per share, driven by higher vessel valuations across all segments amid a strengthened freight market. Our net Loan-to-Value (LTV) ratio decreased from 24.9% in the fourth quarter to 20.2%, primarily due to strong cashflow generation from both operations and vessel sales.

I am pleased to announce an 80% payout ratio for the first quarter. Accordingly, we will distribute a total of USD 143.8 million in dividends, or USD 0.2877 per share. This reflects our continued commitment to delivering strong shareholder returns. Shareholders who have held Hafnia shares over the past 12 months have achieved a total return exceeding 100%, including share price appreciation and dividends.

As part of our fleet renewal strategy, we divested older tonnage while enhancing the overall quality and efficiency of our fleet. In Q1, we completed the sale of three LR1s, two MRs, and one Handy. During Q2, we further sold and delivered one LR1, one MR, and three Handy vessels, with an additional MR committed for sale and pending delivery to the buyer. These transactions, together with our recently announced contracts for eight MR newbuilds and the exercise of two additional newbuild options, demonstrate our focus on modernizing the fleet, reducing average fleet age, and strengthening Hafnia’s long-term earnings capacity.

Since making our 13.97% investment in TORM in December 2025, the position has contributed meaningfully to our overall financial performance. Since the investment, we have recognized approximately USD 9.9 million in dividend income. As at Q1 2026, the market value of the position stood at USD 395.0 million, representing an unrealized fair value gain of approximately USD 117.8 million from the previous quarter.

The investment represents a meaningful financial position in a high-quality product tanker company, and we continue to evaluate it within the context of our strategy and our commitment to delivering shareholder returns. While we maintain our view that industry consolidation can create value, the specific path and timing of any strategic steps will be guided by our overriding priority: maximizing returns for Hafnia’s shareholders. We will take the approach that best serves this objective.

We have commenced the deployment of Complexio, an enterprise AI platform that integrates conversational AI, workflow analytics, and automation to transform operational data into faster and more informed decision making. Initial applications have already improved response times across commercial and finance workflows, and we believe the platform has significant potential to scale across Hafnia as adoption accelerates through 2026 and 2027.

1 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

HAFNIA-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Looking ahead, the outlook remains highly uncertain and depends largely on the duration of the disruption to traffic through the Strait of Hormuz and the time required for oil production and global refinery operations to recover. The IEA estimates refinery throughput will plunge by 4.5 mb/d in the second quarter. Even if the Strait gradually reopens, structural damage to Gulf infrastructure is expected to drive a prolonged rerouting of global product trade flows, supporting tonne-mile demand well beyond this year.

With nearly 200 tankers and thousands of seafarers unable to transit the Strait at the end of the quarter, the human dimension of this crisis must not be overlooked. The safety and well-being of our own crews, and those across the industry, remain our foremost concern. We are operating in a market environment without modern precedent, characterized by significant disruption and volatility. At the same time, we continue to monitor the demand-side impact of elevated oil prices, which the IEA now forecasts will lead to the first year-over-year contraction in global oil demand since the COVID-19 pandemic, with demand forecast to decline by approximately 0.4 mb/d to around 104 mb/d.

Despite this backdrop, I remain highly confident in Hafnia’s commercial expertise and operational agility. Our ability to navigate complex market conditions, optimize trade flows, and respond to evolving market dynamics positions us strongly to capture opportunities while prudently managing risk.

Mikael Skov
CEO Hafnia

HAFNIA-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026

Notes to the Condensed Consolidated Interim Financial Information

HAFNIA-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Safe Harbour Statement

Disclaimer regarding forward-looking statements in the
interim report

Matters discussed in this unaudited interim report of the quarterly results of Hafnia Limited (the “Company” or “Hafnia”, together with its subsidiaries, the “Group”) (this “Report”) may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances.

We desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbour legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “contemplate”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “target”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding Hafnia’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, including a potential business combination with TORM plc (“TORM”), as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to:

•
general economic, political, security, and business conditions, including the ongoing war between Russia and Ukraine, conflicts in the Middle East and the closure of the Strait of Hormuz, disruptions in the Red Sea, sanctions and other measures;

•	general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals;
•	the imposition by the United States, China, EU and other countries of tariffs and other policies and regulations affecting international trade, including fees and import and export restrictions;
•	changes in expected trends in recycling of vessels;
•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;
•	competition within our industry, including changes in the supply of chemical and product tankers;
•
with respect to a potential transaction with TORM, uncertainty as to whether Hafnia or TORM will pursue, enter into or complete a potential transaction; potential adverse reactions or changes to business relationships resulting from pursuit or completion of a potential transaction; uncertainties as to the timing of a potential transaction; and adverse effects on Hafnia’s share price resulting from pursuit, completion of, or failure to complete a potential transaction;

•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;
•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•	changes in international treaties, governmental regulations, tax and trade matters and actions taken by regulatory authorities;
•	potential disruption of shipping routes and demand due to accidents, piracy, conflicts or political events;
•	vessel breakdowns and instances of loss of hire;
•	vessel underperformance and related warranty claims;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;
•	our ability to procure or have access to financing and refinancing;
•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•	fluctuations in commodity prices, foreign currency exchange and interest rates;
•	potential conflicts of interest involving our significant shareholders;
•	our ability to pay dividends;
•	technological developments;
•	the occurrence, length and severity of epidemics and pandemics and the impact on the demand for transportation of chemical and petroleum products; and
•	other factors that may affect our financial condition, liquidity and results of operations.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 17 April 2026. Because of these known and unknown risks, uncertainties and assumptions, We caution that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this Report.

Hafnia cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to Hafnia or to persons acting on Hafnia’s behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Report.

HAFNIA-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Highlights – Q1 2026

Financial – Q1

In Q1 2026, Hafnia recorded a net profit of USD 179.7 million, equivalent to a profit of USD 0.36 per share[1] (Q1 2025: USD 63.2 million, equivalent to a profit of USD 0.13 per share).

The fee-based businesses generated earnings of USD 7.8 million[2] (Q1 2025: USD 7.9 million).

Time Charter Equivalent (TCE)[3] earnings for Hafnia were USD 282.5 million in Q1 2026 (Q1 2025: USD 218.8 million), resulting in an average TCE[3] of USD 30,327 per day[4].

Adjusted EBITDA[3] was USD 198.6 million in Q1 2026 (Q1 2025: USD 125.1 million).

As of 13 May 2026, 73% of the total earning days of the fleet were covered for Q2 2026 at USD 46,600 per day.

For Q1 2026, Hafnia will distribute a total of USD 143.8 million or USD 0.2877 per share in dividends, corresponding to a payout ratio of 80%.

1 Based on weighted average number of shares as at 31 March 2026.
2 Excluding USD 9.9 million of dividend income from Hafnia’s investment in TORM.
3 See Non-IFRS Measures in Note 9.
4 TCE per day presented here excludes USD 0.6 million of prior period adjustments to operating segments that Hafnia exited in prior financial years.

HAFNIA-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Highlights – Q1 2026 CONTINUED

Market

Market Fundamentals
The product tanker market entered 2026 on a seasonally firm footing, supported by higher crude production and a meaningful shift of LR2 vessels into dirty trading, before the outbreak of war in the Persian Gulf in early March transformed the operating landscape. From early March, the conflict involving the US, Israel, and Iran in the Persian Gulf, and the subsequent closure of the Strait of Hormuz, removed significant volumes of crude oil and vessels from the market and fundamentally altered global trade flows.

At the same time, attacks on refineries reduced refinery runs, while concerns over tightening crude supply prompted several countries to impose export restrictions. This created an increasingly fragmented market environment, with trading activity East of Suez materially constrained, while Atlantic Basin producers, particularly the US Gulf, stepped in to offset supply shortfalls. The resulting dislocation significantly increased tonne-mile demand and drove freight rates in the West to elevated levels. On the supply side, a large share of the existing orderbook consists of LR2 vessels, many of which trade in the crude segment, further tightening effective supply within the product tanker market.

Refining margins remained at historically high levels throughout the period, supported by record middle distillate cracks, incentivizing maximum throughput wherever feedstock was available and driving product movements that directly benefit tanker utilization. The United States became a net crude exporter for the first time in over 50 years, with weekly crude exports reaching a record 6.4 mb/d in late April, a direct consequence of lost Gulf supply and rising US output, materially increasing tonne-mile demand on Atlantic Basin routes.

Forward View
The outlook remains highly uncertain. The IEA’s base case assumes the Strait remains shut until early June, with at least two to three months needed thereafter to fully normalize trade flows, implying that even under a favourable scenario, market dislocations will persist well into the second half of 2026. The IEA estimates refinery crude throughput will plunge by 4.5 mb/d in Q2 2026 to 78.7 mb/d, and by 1.6 mb/d to 82.3 mb/d for 2026, as operators contend with infrastructure damage, export restrictions, and lower feedstock availability.

The pace of global inventory drawdowns underscores the severity of the supply shock. Global observed oil inventories drew by 129 mb in March and a further 117 mb in April, with OECD on-land stocks plummeting by 146 mb (4.9 mb/d) in April alone. The IEA’s cumulative stock deficit is projected to reach approximately 900 mb by September 2026, including the 400 mb coordinated stock release, of which only approximately 164 mb had been released as of 8 May.

Even if the Strait gradually reopens, structural impairment to Gulf infrastructure is expected to prolong the rerouting of global trade flows, supporting tonne-mile demand well beyond this year. At the same time, a prolonged closure of the Strait could put downward pressure on freight rates as ballast tonnage from the East repositions to other markets and the loss of crude supply becomes increasingly visible in weaker global oil demand. The IEA now projects world oil demand contracting by approximately 0.4 mb/d year-on-year to around 104 mb/d in 2026, the first annual decline since COVID-19, with the sharpest impact concentrated in Q2, where demand is forecast to fall by 2.45 mb/d year-on-year as petrochemical feedstock availability, aviation activity, and industrial consumption are all severely curtailed.

However, as countries, especially the US, continue drawing down inventories, we believe the eventual restoration of flows through the Strait of Hormuz and the recovery of refinery operations in the East could trigger a meaningful, multi-quarter inventory rebuilding cycle. Rebuilding these inventories would require roughly an additional 1 mb/d of supply over the next three years, on top of underlying demand growth, providing strong underlying support for tanker demand and freight rates.

On the supply side, in our view, the overall outlook remains more balanced than headline orderbook figures suggest. While a sizeable number of newbuild vessels are expected to deliver in 2026, the potential for scrapping is also increasing as the global fleet continues to age. In addition, the number of sanctioned vessels has grown materially and continues to rise, with many unlikely to return to mainstream trading markets. Together, these factors support a tighter and more constructive long-term supply outlook for the tanker sector.

HAFNIA-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Fleet1

At the end of the quarter, Hafnia’s fleet consisted of 109 owned vessels2 and 9 chartered-in vessels. The Group’s total fleet includes 10 LR2s, 29 LR1s (including two bareboat-chartered in and two time-chartered in), 56 MRs of which 13 are IMO II (including seven time-chartered in), and 23 Handy vessels of which 18 are IMO II (including one bareboat-chartered in).

The average estimated broker value of the owned fleet1 was USD 4,116 million, of which USD 3,625 million relates to Hafnia’s 100% owned fleet, and USD 490 million relates to Hafnia’s 50% share in the joint venture fleet. Including Hafnia’s 50% share in the joint venture fleet, the LR2 vessels had a broker value of USD 629 million3, the LR1 fleet had a broker value of USD 1,023 million3, the MR fleet had a broker value of USD 1,688 million4 and the Handy vessels had a broker value of USD 776 million5. The unencumbered vessels had a broker value of USD 1,116 million. The chartered-in fleet had a right-of-use asset book value of USD 36.5 million with a corresponding lease liability of USD 35.9 million.

1 Vessels under construction that are not delivered as at the financial reporting date are not included in the fleet count.
2 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and four IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and one LR1, two MRs and three Handy vessels classified as held for sale.
3 Including USD 326 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture; and one LR1 classified as held for sale.
4 Including USD 164 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the H&A Shipping Joint Venture and four IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and IMO II MR vessels; and two MRs classified as held for sale.
5 Including IMO II Handy vessels; and three Handys classified as held for sale.

HAFNIA-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Highlights – Q1 2026 CONTINUED

Hafnia will pay a quarterly dividend of USD 0.2877 per share. The record date will be 4 June 2026.

For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of 3 June 2026 and a payment date on, or about, 22 June 2026.

For shares registered in the Depository Trust Company, the ex-dividend date will be 4 June 2026, with a payment date on, or about, 16 June 2026.

Please see our separate announcement for additional details regarding the Company’s dividend.

The Quarterly Financial Information Q1 2026 has not been audited or reviewed by auditors.

Webcast and Conference call

Hafnia will host a conference call for investors and financial analysts at 8:30 pm SGT/2:30 pm CET/8:30 am EST on 27 May 2026.

The investor presentation will be available via live video webcast via the following link: Click here to join Hafnia’s Investor Presentation on 27 May 2026.

Meeting ID: 388 844 800 223 275

Passcode: uJ6oM6Pv
Download Teams | Join on the web

Dial in by phone: +45 32 72 66 19,,557564486# Denmark, All locations

Find a local number

Phone conference ID: 557 564 486#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page: https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Hafnia

Mikael Skov, CEO Hafnia: +65 8533 8900

www.hafnia.com

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Key figures

USD million	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	346.6	366.5	368.4	412.9
Profit before tax	78.0	92.2	107.4	180.5
Profit for the period	75.3	91.5	109.7	179.7
Financial items	(8.1)	(13.3)	(9.3)	(12.0)
Share of profit from joint ventures	3.0	4.4	6.8	10.0
TCE income[1]	231.2	247.0	259.0	282.5
Adjusted EBITDA[1]	134.2	150.5	149.7	198.6
Balance Sheet
Total assets	3,669.9	3,570.1	3,811.9	4,029.0
Total liabilities	1,369.5	1,239.5	1,482.3	1,487.6
Total equity	2,300.4	2,330.7	2,329.6	2,541.4
Cash at bank and on hand[2]	194.0	132.5	103.6	146.5
Key financial figures
Return on Equity (RoE) (p.a.)[3]	13.2%	15.9%	19.1%	29.5%
Return on Invested Capital (p.a.)[4]	10.6%	12.8%	13.4%	22.7%
Equity ratio	62.7%	65.3%	61.1%	63.1%
Net loan-to-value (LTV) ratio[5]	24.1%	20.5%	24.9%	20.2%

For the 3 months ended 31 March 2026	LR2	LR1[6]	MR7	Handy[8]	Total
Vessels on water at the end of the period[9]	6	23	50	23	102
Total operating days[10]	540	2,267	4,392	2,134	9,333
Total calendar days (excluding TC-in)	540	2,135	3,907	2,157	8,739
TCE (USD per operating day)[1]	35,316	38,194	27,958	25,589	30,327
Spot TCE (USD per operating day)[1]	51,869	39,458	29,601	26,060	31,543
TC-out TCE (USD per operating day)[1]	30,660	31,533	22,026	22,311	25,594
OPEX (USD per calendar day)[11]	8,663	8,454	8,319	7,805	8,247
G&A (USD per operating day)[12]					1,497

Vessels on the balance sheet

As of 31 March 2026, total assets amounted to USD 4,029.0 million, of which USD 2,267.7 million represents the carrying value of the Group’s vessels, including dry docking but excluding right-of-use assets. The breakdown by operating segment is as follows:

Balance Sheet USD million	LR2	LR1[6]	MR7	Handy[8]	Total
Vessels and scrubbers (including dry-dock)	232.7	523.7	1,031.4	479.9	2,267.7

1 See Non-IFRS Measures in Note 9.
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated as all debt (excluding debt relating to the pools), including finance lease debt, minus cash (excluding cash retained in the commercials pools), divided by broker vessel values (100% owned vessels) and the lower of the market value or purchase price of the Torm investment. The calculation of net loan-to-value does not include debt or values of vessels held through our joint ventures.
6The LR1 vessel classified as held for sale is excluded from vessels on the balance sheet, while it is included in the table for the 3 months ended 31 March 2026.
7 Inclusive of nine IMO II MR vessels. The two MRs classified as held for sale are excluded from vessels on the balance sheet, while they are included in the table for the 3 months ended 31 March 2026.
8 Inclusive of 18 IMO II Handy vessels. The three Handys classified as held for sale are excluded from vessels on the balance sheet., while they are included in the table for the 3 months ended 31 March 2026.
9 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and four IMO II MRs owned through 50% ownership in the Ecomar Joint Venture.
10 Total operating days include owned vessel days and bareboat charter-out days. Vessel-owned days are defined as the total number of days, including waiting time, in a period during which a vessel is owned, technical off-hire days and docking days. Bareboat arrangements include sale-and-leaseback or time charter-in arrangements.
11 OPEX includes vessel running costs and technical management fees.
12 G&A includes all expenses and is adjusted for costs incurred in managing external vessels.

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Condensed consolidated statement of comprehensive income

	For the 3 months ended 31 March 2026 USD’000	For the 3 months ended 31 March 2025 USD’000
Revenue (Hafnia Vessels and TC Vessels)[1]	412,923	340,343
Revenue (External Vessels in Disponent-Owner Pools)[2]	258,299	207,567
Voyage expenses (Hafnia Vessels and TC Vessels) [1]	(130,428)	(121,592)
Voyage expenses (External Vessels in Disponent-Owner Pools)[2]	(79,816)	(86,223)
Pool distributions for External Vessels in Disponent-Owner Pools[2]	(178,483)	(121,344)
	282,495	218,751

Other operating income	17,652	8,989
Vessel operating expenses	(66,318)	(68,099)
Technical management expenses	(5,743)	(5,218)
Charter hire expenses	(8,811)	(8,622)
Other expenses	(20,654)	(20,708)
	198,621	125,093

Gain on disposal of assets	32,526	–
Depreciation charge of property, plant and equipment	(47,985)	(49,525)
Amortisation charge of intangible assets	(83)	(105)
Impairment loss on trade receivables	(576)	–
Operating profit	182,503	75,463

Interest income	2,341	2,660
Interest expense	(12,332)	(14,361)
Capitalised financing fees written off	–	(786)
Other finance expenses	(1,962)	(1,403)
Finance expense – net	(11,953)	(13,890)

Share of profit of equity-accounted investees, net of tax	9,968	3,036
Profit before income tax	180,518	64,609

Income tax expense	(788)	(1,419)
Profit for the financial period	179,730	63,190

Other comprehensive (loss)/income:
Items that may be subsequently reclassified to profit or loss:
Foreign operations – foreign currency translation differences	(18)	83
Fair value gains/(losses) on cash flow hedges	1,866	(3,039)
Reclassification to profit or loss	(1,552)	(2,680)
	296	(5,636)

Items that will not be subsequently reclassified to profit or loss:
Equity investments at FVOCI – net change in fair value	111,298	–
Total other comprehensive income/(loss), net of tax	111,594	(5,636)

Total comprehensive income for the period, net of tax	291,324	57,554

Earnings per share attributable to the equity holders of the Company
Basic no. of shares	498,567,216	498,753,305
Basic earnings in USD per share	0.36	0.13
Diluted no. of shares	505,321,911	503,945,617
Diluted earnings in USD per share	0.36	0.13

1 “TC Vessels” are vessels that have been time chartered-in to the Group (including ROU assets).
2 “External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels.

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Condensed consolidated balance sheet

	As at 31 March 2026 USD’000	As at 31 December 2025 USD’000
Vessels and scrubbers	2,162,313	2,344,757
Dry docking	105,346	114,636
Right-of-use assets – Vessels	36,549	38,413
Other property, plant and equipment	829	865
Total property, plant and equipment	2,305,037	2,498,671

Intangible assets	–	83
Total intangible assets	–	83

Other investments	408,504	297,581
Derivative financial instruments	2,228	2,627
Restricted cash[1]	17,500	10,000
Loans receivable from joint ventures	52,026	59,845
Joint ventures	107,789	97,821
Trade and other receivables, and prepayments	1,320	1,320
Total other non-current assets	589,367	469,194

Total non-current assets	2,894,404	2,967,948

Intangible assets	9,650	16,665
Total intangible assets	9,650	16,665

Inventories	85,684	69,027
Loans receivable from joint venture	6,886	–
Trade and other receivables, and prepayments	670,185	521,954
Derivative financial instruments	13,726	6,237
Cash at bank and on hand	146,457	103,609
Cash retained in the commercial pools[2]	88,806	88,966
Assets held for sale	113,227	37,490
Total other current assets	1,124,971	827,283

Total current assets	1,134,621	843,948

Total assets	4,029,025	3,811,896

Share capital	1,065,927	1,093,055
Other reserves	578,033	468,761
Treasury shares	(314)	(78,449)
Retained earnings	897,758	846,220
Total shareholders’ equity	2,541,404	2,329,587

Borrowings	779,504	910,402
Total non-current liabilities	779,504	910,402

Borrowings	246,025	212,574
Derivative financial instruments	30,747	163
Current income tax liabilities	5,422	5,019
Trade and other payables	419,987	350,735
Provision	5,936	3,416
Total current liabilities	708,117	571,907

Total liabilities	1,487,621	1,482,309

Total shareholders’ equity and liabilities	4,029,025	3,811,896

1 Restricted cash includes FFA collateral accounts.
2 The cash retained in the commercial pools represents cash in the pool bank accounts that are opened in the name of the Group’s pool management companies and can only be used for the operation of vessels within the commercial pools.

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Condensed consolidated statement of changes in equity

	Share capital USD’000	Share premium USD’000	Contributed surplus USD’000	Translation reserve USD’000	Hedging reserve USD’000	Treasury shares USD’000	Capital reserve USD’000	Share-based payment reserve USD’000	Fair value reserve USD’000	Retained earnings USD’000	Total USD’000
Balance at 1 January 2026	1,093,055	–	–	127	7,826	(78,449)	480,270	6,589	(26,051)	846,220	2,329,587
Transactions with owners
Equity-settled share-based payment	–	–	–	–	–	–	–	802	–	–	802
Share options exercised	–	–	–	–	–	10,798	629	(3,415)	–	–	8,012
Cancellation of treasury shares	(27,128)	–	–	–	–	67,337	–	–	–	(40,209)	–
Disposal of FVOCI investment									(338)	68	(270)
Dividends paid	–	–	–	–	–	–	–	–	–	(88,051)	(88,051)
Total transactions with owners	(27,128)	–	–	–	–	78,135	629	(2,613)	(338)	(128,192)	(79,507)
Total comprehensive income
Profit for the financial year	–	–	–	–	–	–	–	–	–	179,730	179,730
Other comprehensive (loss)/gain	–	–	–	(18)	314	–	–	–	111,298	–	111,594
Total comprehensive income for the year	–	–	–	(18)	314	–	–	–	111,298	179,730	291,324
Balance at 31 March 2026	1,065,927	–	–	109	8,140	(314)	480,899	3,976	84,909	897,758	2,541,404

	Share capital USD’000	Share premium USD’000	Contributed surplus USD’000	Translation reserve USD’000	Hedging reserve USD’000	Treasury shares USD’000	Capital reserve USD’000	Share-based payment reserve USD’000	Fair value reserve USD’000	Retained earnings USD’000	Total USD’000
Balance at 1 January 2025	1,093,055	–	–	(198)	20,705	(53,439)	482,382	3,918	10,906	705,177	2,262,506
Transactions with owners
Equity-settled share-based payment	–	–	–	–	–	–	–	3,205	–	–	3,205
Share options exercised	–	–	–	–	–	2,646	(2,112)	(534)	–	–	–
Purchase of treasury shares	–	–	–	–	–	(27,656)	–	–	–	–	(27,656)
Dividends paid	–	–	–	–	–	–	–	–	–	(198,639)	(198,639)
Total transactions with owners	–	–	–	–	–	(25,010)	(2,112)	2,671	–	(198,639)	(223,090)
Total comprehensive income
Profit for the financial year	–	–	–	–	–	–	–	–	–	339,682	339,682
Other comprehensive income/(loss)	–	–	–	325	(12,879)	–	–	–	(36,957)	–	(49,511)
Total comprehensive income for the year	–	–	–	325	(12,879)	–	–	–	(36,957)	339,682	290,171
Balance at 31 December 2025	1,093,055	–	–	127	7,826	(78,449)	480,270	6,589	(26,051)	846,220	2,329,587

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Condensed consolidated statement of cash flows

	For the 3 months ended 31 March 2026 USD’000	For the 3 months ended 31 March 2025 USD’000
Cash flows from operating activities
Profit for the financial period	179,730	63,190
Adjustments for:
- income tax expense	788	1,419
- depreciation and amortisation charges	48,068	49,630
- gain on disposal of assets	(32,526)	–
- interest income	(2,341)	(2,660)
- finance expense	14,294	16,550
- share of profit of equity accounted investees, net of tax	(9,968)	(3,036)
- equity-settled share-based payment transactions	802	664
- provision for claims	2,520	–
- impairment loss on trade receivables	576	–
Operating cash flow before working capital changes	201,943	125,757
Changes in working capital:
- intangible assets	7,015	(6,287)
- inventories	(16,657)	1,867
- trade and other receivables	(133,436)	(17,693)
- trade and other payables	69,234	34,546
Cash generated from operations	128,099	138,190
Income tax paid	(415)	(833)
Net cash provided by operating activities	127,684	137,357

Cash flows from investing activities
Interest income received	3,189	1,735
Loan to joint ventures	–	(2,780)
Proceeds from disposal of property, plant and equipment	128,966	–
Purchase of property, plant and equipment	(20,785)	(27,319)
Proceeds from the disposal of other investment	105	–
Net cash provided by/(used in) investing activities	111,475	(28,364)

Cash flows from financing activities
Proceeds from borrowings from external financial institutions	200,000	2,000
Repayment of borrowings to external financial institution	(294,473)	(15,669)
Repayment of lease liabilities	(9,550)	(53,354)
Payment of financing fees	(200)	(219)
Interest paid to external financial institutions	(12,900)	(16,074)
Proceeds from exercise of employee share options	8,012	–
Proceeds from settlement of derivatives	1,661	3,117
Dividends paid	(88,051)	(14,632)
Repurchase of treasury shares	–	(27,656)
Other finance expense paid	(970)	(1,918)
Net cash used in financing activities	(196,471)	(124,405)

Net increase/(decrease) in cash and cash equivalents	42,688	(15,412)
Cash and cash equivalents at beginning of the financial period	192,575	283,568
Cash and cash equivalents at end of the financial period	235,263	268,156

Cash and cash equivalents at the end of the financial period consists of:
Cash at bank and on hand	146,457	188,141
Cash retained in the commercial pools	88,806	80,015
	235,263	268,156

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Dividend policy

Hafnia will target a quarterly payout ratio of net profit, adjusted for extraordinary items, of:

●	50% payout of net profit if net loan-to-value is above 40%,

●	60% payout of net profit if net loan-to-value is above 30% but equal to or below 40%,

●	80% payout of net profit if net loan-to-value is above 20% but equal to or below 30%, and

●	90% payout of net profit if net loan-to-value is equal to or below 20%

Net loan-to-value is calculated as all debt (excluding debt relating to the pools), including finance lease debt, minus cash (excluding cash retained in the commercial pools), divided by broker vessel values (for 100% owned vessels) and the lower of the market value or purchase price of the Torm Investment. The calculation of net loan-to-value does not include debt or the values of vessels held through our joint ventures.

The final amount of dividend is to be decided by the Board of Directors. In addition to cash dividends, the Company may buy back shares as part of its total distribution to shareholders.

In deciding whether to declare a dividend and determining the dividend amount, the Board of Directors will take into account the Group’s capital requirements, including capital expenditure commitments, financial condition, general business conditions, legal restrictions, and any restrictions under borrowing arrangements or other contractual arrangements in place at the time.

Dividend for Q1

The board has set the quarterly payout ratio at 80% for Q1 2026. This corresponds to a dividend amount of USD 143.8 million or USD 0.2877 per share.

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Coverage of earning days

As of 13 May 2026, 73% of the projected total operating days in Q2 2026 were covered at USD 46,600 per day. The tables below show the figures for Q2 2026, Q2 to Q4 2026 and the full year figures for 2027. The coverage figures include FFA positions.

Hafnia Fleet1

Fleet overview	Q2 2026	Q2 to Q4 2026	2027
Hafnia vessels (average during the period)
LR2	6.0	6.0	6.0
LR1	22.4	22.2	21.3
MR2	48.3	47.3	43.7
Handy[3]	20.4	20.1	20.0
Total	97.1	95.6	91.0

Covered, %
LR2	92%	86%	74%
Spot	9%	3%	-
TC-out	83%	83%	74%
LR1	60%	28%	3%
Spot	47%	17%	-
TC-out	13%	11%	3%
MR2	70%	38%	11%
Spot	46%	16%	-
TC-out	24%	22%	11%
Handy[3]	85%	40%	11%
Spot	70%	25%	-
TC-out	15%	15%	11%
Total	73%	39%	13%

Covered rates[4], USD per day
LR2	41,744	34,669	30,726
Spot	145,892	147,498	-
TC-out	30,800	30,800	30,726
LR1	58,593	48,298	27,989
Spot	66,864	62,047	-
TC-out	27,667	27,719	27,989
MR2	47,963	38,450	23,001
Spot	61,138	60,643	-
TC-out	22,897	22,579	23,001
Handy[3]	36,086	32,437	21,892
Spot	38,911	38,260	-
TC-out	22,667	22,667	21,892
Total	46,600	38,281	25,883

For the week beginning 18 May 2026, Hafnia’s pool earnings4 averaged:
•	USD 74,273 per day for the LR1[5] vessels,
•	USD 35,774 per day for the MR2 vessels,
•	USD 29,211 per day for the Handy[3] vessels.

1 Excludes joint ventures vessels.
2 Inclusive of nine IMO II vessels.
3 Inclusive of 18 IMO II vessels.
4 Covered rates and pool earnings do not include any IFRS 15 load to discharge adjustments
5 Excluding vessels trading in our Panamax pool.

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Coverage of earning days CONTINUED

Joint Venture Fleet1

Fleet overview	Q2 2026	Q2 to Q4 2026	2027
Joint ventures vessels (average during the period)
LR2	4.0	4.0	4.0
LR1	6.0	6.0	6.0
MR	6.0	6.0	6.0
Total	16.0	16.0	16.0

Covered, %
LR2	100%	100%	100%
Spot	-	-	-
TC-out	100%	100%	100%
LR1	59%	31%	17%
Spot	42%	14%	-
TC-out	17%	17%	17%
MR	100%	91%	68%
Spot	-	-	-
TC-out	100%	91%	68%
Total	85%	71%	57%

Covered rates[2], USD per day
LR2	25,877	25,876	25,875
Spot	-	-	-
TC-out	25,877	25,876	25,875
LR1	53,232	42,568	24,000
Spot	64,830	64,830	-
TC-out	24,000	24,000	24,000
MR	21,537	22,142	24,315
Spot	-	-	-
TC-out	21,537	22,142	24,315
Total	31,076	26,788	24,967

1  The figures are presented on a 100% basis. The joint ventures vessels are owned through Hafnia’s 50% participation in the Vista Shipping, H&A Shipping and Ecomar joint ventures.
2 Covered rates do not include any IFRS 15 load to discharge adjustments.

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Tanker segment results

LR2	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Operating days (owned)	545	545	541	540
Operating days (TC -in)	–	–	–	–
TCE (USD per operating day)[1]	38,241	36,527	33,163	35,316
Spot TCE (USD per operating day)[1]	38,596	37,625	35,307	51,869
TC-out TCE (USD per operating day)[1]	32,513	31,126	30,591	30,660
Calendar days (excluding TC -in)	546	552	552	540
OPEX (USD per calendar day)	8,299	8,459	8,503	8,663

LR1	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Operating days (owned)	1,988	1,991	2,139	2,087
Operating days (TC -in)	182	183	184	180
TCE (USD per operating day)[1]	28,164	29,229	30,986	38,194
Spot TCE (USD per operating day)[1]	28,216	29,404	31,473	39,458
TC-out TCE (USD per operating day)[1]	27,579	27,367	27,906	31,533
Calendar days (excluding TC -in)	2,093	2,164	2,208	2,135
OPEX (USD per calendar day)	8,989	8,515	9,171	8,454

MR2	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Operating days (owned)	4,362	4,195	3,920	3,762
Operating days (TC -in)	620	629	631	630
TCE (USD per operating day)[1]	22,967	24,785	26,307	27,958
Spot TCE (USD per operating day)[1]	22,157	24,683	27,305	29,601
TC-out TCE (USD per operating day)[1]	25,741	25,080	23,549	22,026
Calendar days (excluding TC -in)	4,459	4,493	4,240	3,907
OPEX (USD per calendar day)	8,085	8,476	8,933	8,319

Handy[3]	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Operating days (owned)	1,757	1,942	2,054	2,134
Operating days (TC -in)	–	–	–	-
TCE (USD per operating day)[1]	19,808	22,648	24,006	25,589
Spot TCE (USD per operating day)[1]	19,169	22,699	24,211	26,060
TC-out TCE (USD per operating day)[1]	25,339	22,289	22,257	22,311
Calendar days (excluding TC-in)	2,184	2,208	2,208	2,157
OPEX (USD per calendar day)	7,456	8,371	8,029	7,805

1 TCE represents gross TCE income after adding back pool commissions; See Non-IFRS Measures in Note 9.
2 Inclusive of IMO II MR vessels.
3 Inclusive of IMO II Handy vessels.

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Notes to the Condensed Consolidated Quarterly Financial Information

These notes form an integral part of and should be read in conjunction with the accompanying condensed consolidated financial information.

Note 1: Property, plant and equipment

	Vessels and scrubbers USD’000	Dry docking USD’000	Right-of-use Assets – Vessels USD’000	Others USD’000	Total USD’000
At 31 March 2026
Cost	3,048,772	176,565	223,339	2,104	3,450,780
Accumulated depreciation charge	(886,459)	(71,219)	(186,790)	(1,275)	(1,145,743)
Net book value	2,162,313	105,346	36,549	829	2,305,037

	Vessels and scrubbers USD’000	Dry docking USD’000	Right-of-use Assets – Vessels USD’000	Others USD’000	Total USD’000
At 31 December 2025
Cost	3,426,406	193,076	217,595	2,049	3,839,126
Accumulated depreciation charge	(1,081,649)	(78,440)	(179,182)	(1,184)	(1,340,455)
Net book value	2,344,757	114,636	38,413	865	2,498,671

a.
The Group organises the commercial management of its fleet of vessels into nine (2025: nine) individual commercial pools: LR1, Panamax, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Small and City (“Specialized”) (2025: LR1, Panamax, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Small and City (“Specialized”)). Each individual commercial pool constitutes a separate cash-generating unit (“CGU”). For vessels outside the commercial pools and deployed on time-charter or spot voyages, each of these vessels constitutes a separate CGU. Any time-chartered in vessels which are recognised as right of use (“ROU”) assets by the Group and subsequently deployed in the commercial pools are included as part of the pool CGUs.

The Group evaluates whether there are indications that any vessel as at the reporting date is impaired. If any such indicators of impairment exist, the Group performs impairment testing in accordance with its accounting policy. The estimation of the recoverable amount of vessels is based on the higher of fair value less costs to sell and value in use. The fair value of vessels is determined by professional brokers while the value in use is based on future discounted cash flows that the CGU is expected to generate over its remaining useful life.

Based on this assessment, the Group concluded that there are no impairment losses to be recognised for the 3 months ended 31 March 2026 (3 months ended 31 March 2025: USD Nil).

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Note 1: Property, plant and equipment CONTINUED

b.	During the quarter, the Group disposed of three LR1 vessels, two MR vessels (classified as assets held for sale) and a Handy vessel for sales proceeds of USD 128.9 million.

c.	The Group has mortgaged vessels with a total carrying amount of USD 1,650.4 million as at 31 March 2026 (31 March 2025: USD 2,267.6 million) as security over the Group’s bank borrowings.

d.	There were additions of USD 5.7 million to right-of-use assets – vessels – as at 31 March 2026 (3 months ended 31 March 2025: USD 9.4 million).

e.
As at 31 March 2026, the Group has time chartered-in seven MRs and two LR1s with purchase options. These chartered-in vessels are recognised as right-of-use assets.

The Group has firm charters in place up till 2030 for these vessels. The current and next average purchase option price are as follows:

USD’000	Current average purchase option price[1]	Next average purchase option price
LR1	38,333	38,333
MR	29,476	29,093

The time chartered-in days and average time charter rates for these vessels are as follows:

	2026	2027	2028	2029	2030
TC in (Days)[2]
LR1 (with purchase option)	425	–	–	–	–
MR (with purchase option)	2,333	850	366	365	286

Average TC in rate (USD/Day)
LR1 (with purchase option)	19,450	–	–	–	–
MR (with purchase option)	17,309	17,480	19,850	19,850	19,850

1 The purchase option price decreases by a fixed amount per year, or on a pro-rata basis based on individual contract terms. Prior notice period of three to four months are required before exercise of options. The value of the purchase options amount to USD 157 million as at the end of the current reporting period.
2 Based on firm charter period and does not include optional periods exercisable by Hafnia.

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Note 2: Borrowings

	As at 31 March 2026 USD’000	As at 31 December 2025 USD’000
Current
Bank borrowings	219,536	184,773
Sale and leaseback liabilities	6,258	5,925
Other lease liabilities	20,231	21,876
Total current borrowings	246,025	212,574

Non-current
Bank borrowings	734,396	863,352
Sale and leaseback liabilities	29,472	31,170
Other lease liabilities	15,636	15,880
Total non-current borrowings	779,504	910,402

Total borrowings	1,025,529	1,122,976

As at 31 March 2026, bank borrowings consist of nine (31 December 2025: eight) credit facilities from external financial institutions, namely USD 84 million, USD 40 million, USD 303 million, USD 715 million, USD 175 million, USD 100 million, USD 100 million and two borrowing base facilities. (31 December 2025: USD 473 million, USD 84 million, USD 40 million, USD 303 million, USD 715 million, USD 175 million, and two borrowing base facilities).

USD 200 million was drawn down from two unsecured new financing facilities. In addition, USD 200 million of RCF under the USD 715 million facility was repaid, and the USD 473 million facility was fully repaid and cancelled on 31 March 2026.  A majority of the facilities are secured by the Group’s fleet of vessels and receivables. The tables below summarise key information and the repayment profile of the bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
USD 84 million facility	68.9	2029
USD 40 million facility	32.3	2029
USD 303 million facility	–
- USD 303 million revolving credit facility		2029
USD 715 million facility	397.0
- USD 715 million revolving credit facility		2032
Up to USD 175 million borrowing base facility Up to USD 175 million borrowing base facility (with an accordion option of up to USD 75 million)	102.8	–[1]
USD 175 million facility
- USD 175 million revolving credit facility	160.0	2032
USD 100 million revolving credit facility	100.0	2029
USD 100 million revolving credit facility	100.0	2027

1 Renewable semi-annually

	For the financial year ended 31 December 2026	For the financial year ended 31 December 2027
Repayment profile USD’000
USD 84 million facility	6,475	8,633
USD 40 million facility	2,155	2,874
USD 715 million facility[1]	–	–
Up to USD 175 million borrowing base facility[2] Up to USD 175 million borrowing base facility[2] (with an accordion option of up to USD 75 million)	–	–
USD 175 million facility[1]	2,310	17,310
USD 100 million revolving credit facility	–	–
USD 100 million revolving credit facility	–	100,000

1 The revolving credit facilities does not have fixed repayment terms and is repayable at the discretion of the Group; subject to the outstanding amounts not exceeding commitment amounts.
2 The borrowing base facilities do not have fixed repayment terms and are repayable when the receivables base decreases below certain thresholds.

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Note 2: Borrowings CONTINUED

As at 31 March 2026, bank borrowings of joint ventures consist of ten credit facilities (31 December 2025: ten credit facilities) from external financial institutions (excluded from LTV ratio under key figures). The tables below summarise key information of the joint ventures’ bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
Vista Shipping joint venture
USD 51.8 million facility	26.4	2031
USD 111.0 million facility	66.1	2032
USD 89.6 million facility	74.4	2033
USD 88.5 million facility	77.4	2031

H&A Shipping joint venture
USD 22.1 million facility	15.5	2026
USD 23.5 million facility	17.3	2028

Ecomar joint venture
Vessel 1 French Tax Lease Arrangement	41.3	2032
Vessel 2 French Tax Lease Arrangement	39.3	2032
Vessel 3 French Tax Lease Arrangement	39.2	2032
Vessel 4 French Tax Lease Arrangement	38.8	2033

	For the financial year ended 31 December 2026	For the financial year ended 31 December 2027
Repayment profile USD’000
Vista Shipping joint venture
USD 51.8 million facility	2,590	3,453
USD 111.0 million facility	5,550	7,400
USD 89.6 million facility	3,953	5,271
USD 88.5 million facility	3,687	4,917

H&A Shipping joint venture
USD 22.1 million facility	15,470	–
USD 23.5 million facility	1,103	1,470

Ecomar joint venture
Vessel 1 French Tax Lease Arrangement	639	3,646
Vessel 2 French Tax Lease Arrangement	5,467	3,584
Vessel 3 French Tax Lease Arrangement	638	3,835
Vessel 4 French Tax Lease Arrangement	1,828	4,456

As at 31 March 2026, the sale and leaseback liabilities consist of various facilities provided by external leasing houses under sale-and-leaseback contracts. Under these contracts, the vessels were legally sold to external leasing houses and leased back by the Group. The maturity dates of the facilities range from 2029 to 2033.

The carrying amount relating to the one CTI vessel was USD 14.8 million (31 December 2025: USD 15.2 million) and other finance leases were USD 20.9 million (31 December 2025: USD 21.9 million).

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Note 2: Borrowings CONTINUED

Interest rates

The weighted average effective interest rates per annum of total borrowings, excluding the effect of interest rate swaps, at the balance sheet date are as follows:

	As at 31 March 2026	As at 31 December 2025
Bank borrowings	4.8%	5.2%
Sale and leaseback liabilities	5.6%	5.7%

Carrying amounts and fair values

The carrying values of the bank borrowings and sale and leaseback liabilities approximate their fair values as they are re-priceable at one to three-month intervals.

Note 3: Commitments

Operating lease commitments - where the Group is a lessor

The Group leases vessels to non-related parties under non-cancellable operating lease agreements. The Group classifies these leases as operating leases as the Group retains substantially all risks and rewards incidental to ownership of the leased assets.

The undiscounted lease payments1 under operating leases to be received after the reporting date are analysed as follows:

USD’000	As at 31 March 2026
Less than one year	157,100
One to two years	76,832
Two to five years	20,130
254,062

Operating lease commitments - where the Group is a lessee

The Group leases vessels from non-related parties under non-cancellable operating lease agreements. The leases have varying terms including options to extend and options to purchase.

The undiscounted lease payments2 under these operating leases, to be paid after the reporting date, are as follows:

USD’000	As at 31 March 2026
Less than one year	41,407
One to two years	10,119
Two to five years	18,381
69,907

1 Excluding variable lease payments.
2Based on firm charter period and does not include optional periods exercisable by Hafnia.

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Note 4: Financial information

	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 March 2026
Financial assets measured at fair value
Forward foreign exchange contracts	9	—	—	9	—	9	—	9
Forward freight agreements	7,751	—	—	7,751	—	7,751	—	7,751
Interest rate swaps used for hedging	8,194	—	—	8,194	—	8,194	—	8,194
Other investments	—	—	408,504	408,504	394,954	—	13,550	408,504
Loans receivable from joint venture	6,886	—	—	6,886	—	—	6,886	6,886
	22,840	—	408,504	431,344

At 31 March 2026
Financial assets not measured at fair value
Loans receivable from joint ventures	—	52,026	—	52,026
Trade and other receivables, and prepayments[1]	—	593,456	—	593,456
Restricted cash	—	17,500	—	17,500
Cash at bank and on hand	—	146,457	—	146,457
Cash retained in the commercial pools	—	88,806	—	88,806
	—	898,245	—	898,245

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 March 2026
Financial liabilities measured at fair value
Forward foreign exchange contracts	(578)	—	(578)		(578)	—	(578)
Forward freight agreements	(30,169)	—	(30,169)	—	(30,169)	—	(30,169)
	(30,747)	—	(30,747)

At 31 March 2026
Financial liabilities not measured at fair value
Bank borrowings	—	(953,932)	(953,932)
Sale and leaseback liabilities and other lease liabilities	—	(71,597)	(71,597)
Trade and other payables	—	(419,987)	(419,987)
	—	(1,445,516)	(1,445,516)

1 Excluding prepayments

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Note 4: Financial information CONTINUED

	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2025
Financial assets measured at fair value
Forward foreign exchange contracts	267	—	—	267	—	267	—	267
Forward freight agreements	590	—	—	590	—	590	—	590
Interest rate swaps used for hedging	8,007	—	—	8,007	—	8,007	—	8,007
Other investments	—	—	297,581	297,581	284,981	—	12,600	297,581
Loans receivable from joint venture	7,046	—	—	7,046	—	—	7,046	7,046
	15,910	—	297,581	313,491

At 31 December 2025
Financial assets not measured at fair value
Loans receivable from joint ventures	—	52,799	—	52,799
Trade and other receivables, and prepayments[1]	—	450,087	—	450,087
Restricted cash	—	10,000	—	10,000
Cash at bank and on hand	—	103,609	—	103,609
Cash retained in the commercial pools	—	88,966	—	88,966
	—	705,461	—	705,461

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2025
Financial liabilities measured at fair value
Forward freight agreements	(163)	—	(163)	—	(163)	—	(163)
	(163)	—	(163)

At 31 December 2025
Financial liabilities not measured at fair value
Bank borrowings	—	(1,048,125)	(1,048,125)
Sale and leaseback liabilities and other lease liabilities	—	(74,851)	(74,851)
Trade and other payables	—	(350,735)	(350,735)
	—	(1,473,711)	(1,473,711)

The Group has Level 1 financial assets but no Level 1 financial liabilities as at 31 March 2026 and 31 December 2025.

The fair values of financial instruments traded in active markets (such as exchange-traded and over-the-counter securities and derivatives) are based on quoted market prices at the balance sheet date. The quoted market prices used for financial assets are the current bid prices and the quoted market prices for financial liabilities are the current asking prices.

1 Excluding prepayments

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Note 4: Financial information CONTINUED

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves. The fair value of forward freight derivatives are determined using quoted market prices for similar contracts on an exchange.

These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. These financial instruments are included in Level 2, as all significant inputs required to fair value an instrument are observable. For financial instruments included in Level 3, other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

Level 3 fair values

The Group has investments in unquoted equity instruments measured at FVOCI and loans receivable from a joint venture measured at FVTPL that are measured using Level 3 fair value measurements.

The Group’s investment in unquoted equity instruments measured at FVOCI was valued using combination of income, cost and market approach based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees and information generated from arm’s-length market transactions involving identical or comparable assets or liabilities. The estimated fair value of the investments would either increase or decrease based on the latest available data that is reasonably available to the Group at each balance sheet date. No sensitivity analysis is presented as the information used by the Group to determine the fair values of its investments are based on latest rounds of financing that have concluded and actual market transactions.

The following table shows a reconciliation from the opening balances to the closing balances of the Group’s investment in unquoted equity instruments measured at FVOCI using Level 3 fair value measurements:

	31 March 2026 USD’000	31 December 2025 USD’000
Opening balance	12,600	23,069
Equity investments at FVOCI – net change in fair value	—	(2,699)
Conversion of debt into equity	—	36
Transfer from Level 3 to Level 1	—	(7,806)
Closing balance	12,600	12,600

The following table shows a reconciliation from the opening balances to the closing balances of the Group’s loans receivable to a joint venture measured at FVTPL using Level 3 fair value measurements:

	31 March 2026 USD’000	31 December 2025 USD’000
Opening balance	7,046	—
Issuance of convertible loan notes	—	7,046
Effect of foreign exchange movements	(160)	—
Closing balance	6,886	7,046

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Note 5: Joint ventures

	31 March 2026 USD’000	31 December 2025 USD’000
Interest in joint ventures	107,789	97,821

a.	Vista Shipping

•
Vista Shipping Pte. Ltd. and its subsidiaries (“Vista Shipping”) is a joint venture in which the Group has joint control and 50% ownership interest. Vista Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Vista Shipping as a joint venture. In accordance with the agreement under which Vista Shipping was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

•
The following table summarises the financial information of Vista Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Vista Shipping.

	31 March 2026 USD’000	31 December 2025 USD’000
Percentage ownership interest	50%	50%

Non-current assets	409,284	413,507
Current assets	59,273	43,119
Non-current liabilities	(260,856)	(265,854)
Current liabilities	(27,786)	(28,904)
Net assets (100%)	179,915	161,868

Group’s share of net assets (50%)	89,959	80,935
Hedging reserve	(248)	41
Carrying amount of interest in joint venture	89,711	80,976

Revenue	32,158	99,293
Other income	1,067	2,972
Expenses	(15,756)	(68,854)
Profit and total comprehensive income (100%)	17,469	33,411

Profit and total comprehensive income (50%)	8,735	16,706
Group’s share of total comprehensive income (50%)	8,735	16,706

b.	H&A Shipping

•
In July 2021, the Group and Andromeda Shipholdings Ltd (“Andromeda Shipholdings”) entered into a joint venture, H&A Shipping Pte. Ltd. (“H&A Shipping”) in which the Group has joint control and 50% ownership interest. H&A Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in H&A Shipping Pte. Ltd. as a joint venture. In accordance with the agreement under which H&A Shipping was established, the Group and the other investor in the joint venture have agreed to provide equity in proportion to their interests to finance the newbuild programme.

•
The following table summarises the financial information of H&A Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in H&A Shipping.

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Note 5: Joint ventures CONTINUED

	31 March 2026 USD’000	31 December 2025 USD’000
Percentage ownership interest	50%	50%

Non-current assets	58,650	59,271
Current assets	5,499	5,071
Non-current liabilities	(40,415)	(41,151)
Current liabilities	(4,945)	(4,731)
Net assets (100%)	18,789	18,460

Group’s share of net assets (50%)	9,395	9,230
Shareholder’s loans	5,308	5,308
Alignment of accounting policies	4	20
Carrying amount of interest in joint venture	14,707	14,558

Revenue	2,815	11,069
Other income	146	1,496
Expenses	(2,617)	(9,377)
Profit and total comprehensive income (100%)	344	3,188

Profit and total comprehensive income (50%)	172	1,594
Adjustment to previously recognised share of profit from prior year	(7)	(474)
Alignment of accounting policies	(16)	(147)
Group’s share of total comprehensive income (50%)	149	973

c.	Ecomar

•
In June 2023, the Group and SOCATRA entered into a joint venture, Ecomar Shipholding S.A.S (“Ecomar”), in which the Group has joint control and 50% ownership interest. Ecomar is incorporated in France and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Ecomar as a joint venture. In accordance with the agreement under which Ecomar was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

•	During the financial period ended 31 March 2026, Hafnia took delivery of one IMO II – MR vessel through its Ecomar joint venture.

•
The following table summarises the financial information of Ecomar as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Ecomar.

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Note 5: Joint ventures CONTINUED

	31 March 2026 USD’000	31 December 2025 USD’000
Percentage ownership interest	50%	50%

Non-current assets	213,631	185,498
Current assets	16,632	13,872
Non-current liabilities	(198,101)	(172,098)
Current liabilities	(35,808)	(32,795)
Net liabilities (100%)	(3,646)	(5,523)

Group’s share of net liabilities (50%)	(1,823)	(2,762)
Unrecognised share of liabilities	1,753	2,653
Hedging reserve	70	109
Carrying amount of interest in joint venture	—	—

Revenue	8,974	20,549
Other income	3,839	1,717
Expenses	(11,021)	(24,490)
Profit/(loss) and total comprehensive income/(loss) (100%)	1,792	(2,224)

Profit/(loss) and total comprehensive income/(loss) (50%)	896	(1,112)
Adjustment to previously recognised share of profit from prior year	—	(13)
Unrecognised share of (profit)/loss	(896)	1,125
Group’s share of total comprehensive loss (50%)	—	—

d.	Complexio

•
In March 2023, the Group and Simbolo Holdings Limited entered into a share purchase agreement where the Group purchased 50% of Class A shares (with voting rights) in Quintessential AI Limited (“Q-AI”). As a result of the transaction, the Group has joint control (with Simbolo Holdings having the remainder of Class A shares) of Q-AI; with a 36.7%[3] ownership interest. Q-AI is incorporated in London and operates in the software development industry. Accordingly, the Group has classified its interest in Q-AI as a joint venture.

•	The Company was renamed to Complexio Limited (“Complexio”) on 1 May 2024.

•
The following table summarises the financial information of Complexio as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Complexio.

1 After accounting for the treasury shares held by the Company.

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Note 5: Joint ventures CONTINUED

	31 March 2026 USD’000	31 December 2025 USD’000
Percentage ownership interest	36.7%	36.7%

Non-current assets	6,381	6,956
Current assets	2,302	6,401
Non-current liabilities	(219)	-
Current liabilities	(25,422)	(23,143)
Net liabilities (100%)	(16,958)	(9,786)

Group’s share of net liabilities (36.7%)	(6,224)	(3,591)
Unrecognised share of liabilities	6,223	3,457
Translation reserve	1	134
Carrying amount of interest in joint venture	—	—

Revenue	578	1,311
Other income	—	—
Expenses	(8,113)	(19,746)
Loss and total comprehensive loss (100%)	(7,535)	(18,435)

Loss and total comprehensive loss (36.7%)	(2,765)	(6,766)
Unrecognised share of loss for the current period	2,765	3,457
Adjustment to previously recognised share of profit from prior year	—	558
Group’s share of total comprehensive loss (36.7%)	—	(2,751)

e.	Seascale

•
In March 2025, the Group and Cargill entered into a joint arrangement, Seascale Energy Pte Ltd (“Seascale”), in which the Group has joint control and 50% ownership interest. Seascale is incorporated in Singapore and provides bunker procurement services.  Accordingly, the Group has classified its interest in Seascale as a joint venture.

•
The following table summarises the financial information of Seascale as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Seascale.

	31 March 2026 USD’000	31 December 2025 USD’000
Percentage ownership interest	50%	50%

Current assets	8,648	8,356
Current liabilities	(1,907)	(3,782)
Net assets (100%)	6,741	4,574

Group’s share of net assets (50%)	3,371	2,287

Revenue	4,131	9,273
Other income	66	48
Expenses	(2,029)	(4,798)
Profit and total comprehensive income (100%)	2,168	4,523

Group’s share of total comprehensive income (50%)	1,084	2,262

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Note 6: Segment information

For the 3 months ended 31 March 2026	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	20,690	130,936	177,862	84,006	413,494
Revenue (External Vessels in Disponent-Owner Pools)	26,281	75,860	137,826	18,332	258,299
Voyage expenses (Hafnia Vessels and TC Vessels)	(1,619)	(44,367)	(55,084)	(29,358)	(130,428)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(5,936)	(19,295)	(48,855)	(5,730)	(79,816)
Pool distributions for External Vessels in Disponent-Owner Pools	(20,345)	(56,565)	(88,971)	(12,602)	(178,483)
TCE Income[5]	19,071	86,569	122,778	54,648	283,066

Other operating income	770	1,926	3,232	1,043	6,971
Vessel operating expenses	(4,344)	(16,703)	(29,927)	(15,344)	(66,318)
Technical management expenses	(334)	(1,345)	(2,576)	(1,488)	(5,743)
Charter hire expenses	—	(1,420)	(7,391)	—	(8,811)

Adjusted EBITDA[5]	15,163	69,027	86,116	38,859	209,165
Depreciation charge	(3,009)	(12,270)	(23,162)	(9,451)	(47,892)
					161,273
Unallocated					19,245
Profit before income tax					180,518

The Group intends to wind down its Handy and LR2 pool operations during the financial year ending 31 December 2026. The Group will exit pooling activities in the Handy segment following the sale of its Handy vessels operating in the spot market and upon the disposal of the remaining third-party owned vessels, which is expected to occur over the coming quarter. The majority of the Group’s owned LR2 vessels will instead be employed under time charter arrangements, consistent with the employment strategy for the remaining owned Handy vessels.

For the 3 months ended 31 March 2025	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	27,596	88,491	158,720	65,536	340,343
Revenue (External Vessels in Disponent-Owner Pools)	14,733	50,130	122,952	19,752	207,567
Voyage expenses (Hafnia Vessels and TC Vessels)	(9,300)	(33,682)	(51,141)	(27,469)	(121,592)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(6,582)	(19,757)	(51,683)	(8,201)	(86,223)
Pool distributions for External Vessels in Disponent-Owner Pools	(8,152)	(30,373)	(71,268)	(11,551)	(121,344)
TCE Income[5]	18,295	54,809	107,580	38,067	218,751

Other operating income	791	1,222	2,667	2,316	6,996
Vessel operating expenses	(3,840)	(16,210)	(32,907)	(15,142)	(68,099)
Technical management expenses	(284)	(1,163)	(2,470)	(1,301)	(5,218)
Charter hire expenses	—	(2,504)	(6,118)	—	(8,622)

Adjusted EBITDA[5]	14,962	36,154	68,752	23,940	143,808
Depreciation charge	(3,070)	(13,088)	(24,923)	(8,370)	(49,451)
					94,357
Unallocated					(29,748)
Profit before income tax					64,609

1 Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
2 Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
3 Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
4 Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
5 See Non-IFRS Measures in Note 9.

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Note 7: Subsequent events

On 3 April 2026, the Group announced that it had signed a contract for the construction of eight MR newbuild product tankers with Hyundai Heavy Industries (HHI), for a total purchase price of approximately USD 405 million; with deliveries expected between the third quarter of 2028 and the second quarter of 2029.

On 9 April 2026, the Group sold and delivered two Handy vessels, Hafnia Sunda and Hafnia Magellan, to an external party.

On 13 April 2026, the Group sold and delivered an LR1 vessel, Hafnia Shinano, to an external party.

On 17 April 2026, the Group sold and delivered a Handy vessel, Hafnia Torres, to an external party.

On 29 April 2026, the Group sold and delivered a MR vessel, Hafnia Leo, to an external party.

On 15 May 2026, the Group has exercised two options with HHI for delivery in 2029.

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Note 8: Fleet list

Vessel	DWT	Year Built	Type	Vessel	DWT	Year Built	Type
Hafnia Bering	39,067	Apr-15	Handy	Hafnia Neso	109,990	Jul-19	LR2
Hafnia Magellan[3]	39,067	May-15	Handy	Hafnia Thalassa	109,990	Sep-19	LR2
Hafnia Soya	39,067	Nov-15	Handy	Hafnia Triton	109,990	Oct-19	LR2
Hafnia Sunda[3]	39,067	Sep-15	Handy	Hafnia Languedoc[1]	109,999	Mar-23	LR2
Hafnia Torres[3]	39,067	May-16	Handy	Hafnia Larvik[1]	109,999	Oct-23	LR2
Hafnia Kallang	74,189	Jan-17	LR1	Hafnia Loire[1]	109,999	May-23	LR2
Hafnia Shannon	74,189	Aug-17	LR1	Hafnia Lillesand[1]	109,999	Feb-24	LR2
Hafnia Shinano[3]	74,998	Oct-08	LR1	Beagle[2]	49,850	Mar-19	MR
Hafnia Tagus	74,151	Mar-17	LR1	Boxer[2]	49,852	Jun-19	MR
Hafnia Yara	74,189	Jul-17	LR1	Basset[2]	49,875	Nov-19	MR
Hafnia Africa	74,539	May-10	LR1	Bulldog[2]	49,856	Feb-20	MR
Hafnia Asia	74,490	Jun-10	LR1	Hafnia Bobcat	49,999	Aug-14	MR
Hafnia Australia	74,539	May-10	LR1	Hafnia Cheetah	49,999	Feb-14	MR
Hafnia Hong Kong[1]	74,999	Jan-19	LR1	Hafnia Cougar	49,999	Jan-14	MR
Hafnia Shanghai[1]	74,999	Jan-19	LR1	Hafnia Eagle	49,999	Jul-15	MR
Hafnia Guangzhou[1]	74,999	Jul-19	LR1	Hafnia Egret	49,999	Nov-14	MR
Hafnia Beijing[1]	74,999	Oct-19	LR1	Hafnia Falcon	49,999	Feb-15	MR
Sunda[2]	79,902	Jul-19	LR1	Hafnia Hawk	49,999	Jun-15	MR
Karimata[2]	79,885	Aug-19	LR1	Hafnia Jaguar	49,999	Mar-14	MR
Hafnia Shenzhen[1]	74,999	Aug-20	LR1	Hafnia Kestrel	49,999	Aug-15	MR
Hafnia Nanjing[1]	74,999	Jan-21	LR1	Hafnia Leopard	49,999	Jan-14	MR
Hafnia Excelsior	74,665	Jan-16	LR1	Hafnia Lioness	49,999	Jan-14	MR
Hafnia Executive	74,319	May-16	LR1	Hafnia Lynx	49,999	Nov-13	MR
Hafnia Prestige	74,996	Nov-16	LR1	Hafnia Merlin	49,999	Sep-15	MR
Hafnia Providence	74,996	Aug-16	LR1	Hafnia Myna	49,999	Oct-15	MR
Hafnia Pride	74,997	Jul-16	LR1	Hafnia Osprey	49,999	Oct-15	MR
Hafnia Excellence	74,613	May-16	LR1	Hafnia Panther	49,999	Jun-14	MR
Hafnia Exceed	74,664	Feb-16	LR1	Hafnia Petrel	49,999	Jan-16	MR
Hafnia Expedite	74,634	Jan-16	LR1	Hafnia Puma	49,999	Nov-13	MR
Hafnia Express	74,663	May-16	LR1	Hafnia Raven	49,999	Nov-15	MR
Hafnia Excel	74,547	Nov-15	LR1	Hafnia Swift	49,999	Jan-16	MR
Hafnia Precision	74,996	Oct-16	LR1	Hafnia Tiger	49,999	Mar-14	MR
Hafnia Experience	74,669	Mar-16	LR1	BW Wren	49,999	Mar-16	MR
Hafnia Pioneer	81,305	Jun-13	LR1	Hafnia Ane	49,999	Nov-15	MR
Hafnia Despina	109,990	Jan-19	LR2	Hafnia Crux[3]	49,999	Feb-12	MR
Hafnia Galatea	109,990	Mar-19	LR2	Hafnia Daisy	49,999	Aug-16	MR
Hafnia Larissa	109,990	Apr-19	LR2	Hafnia Henriette	49,999	Jun-16	MR
Hafnia Lene	49,999	Jul-15	MR	Hafnia Kirsten	49,999	Jan-17	MR
Hafnia Leo[3]	49,999	Nov-13	MR

1 50% owned through the Vista Shipping Joint Venture
2 Time chartered in vessel
3 Classified as an asset held for sale.

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Note 8: Fleet list CONTINUED

Vessel	DWT	Year Built	Type
Hafnia Lise	49,875	Sep-16	MR
Hafnia Lotte	49,999	Jan-17	MR
Hafnia Mikala	49,999	May-17	MR
Hafnia Andrea	49,999	Jun-15	MR
Hafnia Caterina	49,999	Aug-15	MR
Orient Challenge[1]	49,972	Jun-17	MR
Orient Innovation[1]	49,997	Jul-17	MR
Yellow Stars[2]	49,999	Jul-21	MR
PS Stars[2]	49,999	Jan-22	MR
Hokkaido[1]	49,948	Oct-25	MR
Hafnia Almandine	38,506	Feb-15	IMO II – Handy
Hafnia Amber	38,506	Feb-15	IMO II – Handy
Hafnia Amethyst	38,506	Mar-15	IMO II – Handy
Hafnia Ametrine	38,506	Apr-15	IMO II – Handy
Hafnia Aventurine	38,506	Apr-15	IMO II – Handy
Hafnia Andesine	38,506	May-15	IMO II – Handy
Hafnia Aronaldo	38,506	Jun-15	IMO II – Handy
Hafnia Aquamarine	38,506	Jun-15	IMO II – Handy
Hafnia Axinite	38,506	Jul-15	IMO II – Handy
Hafnia Amessi	38,506	Jul-15	IMO II – Handy
Hafnia Azotic	38,506	Sep-15	IMO II – Handy
Hafnia Amazonite	38,506	May-15	IMO II – Handy
Hafnia Ammolite	38,506	Aug-15	IMO II – Handy
Hafnia Adamite	38,506	Sep-15	IMO II – Handy
Hafnia Aragonite	38,506	Oct-15	IMO II – Handy
Hafnia Azurite	38,506	Aug-15	IMO II – Handy
Hafnia Alabaster	38,506	Nov-15	IMO II – Handy
Hafnia Achroite	38,506	Jan-16	IMO II – Handy
Hafnia Turquoise	49,516	Apr-16	IMO II – MR
Hafnia Topaz	49,561	Jul-16	IMO II – MR
Hafnia Tourmaline	49,513	Oct-16	IMO II – MR
Hafnia Tanzanite	49,478	Nov-16	IMO II – MR
Hafnia Viridian	49,126	Jan-15	IMO II – MR
Hafnia Violette	49,126	Mar-15	IMO II – MR
Hafnia Atlantic	49,641	Dec-17	IMO II – MR
Hafnia Pacific	49,686	Dec-17	IMO II – MR
Hafnia Valentino	49,126	May-15	IMO II – MR
Ecomar Gascogne[3]	49,776	Jan-25	IMO II – MR
Ecomar Guyenne[3]	49,763	May-25	IMO II – MR
Ecomar Garonne[3]	49,696	Jul-25	IMO II – MR
Ecomar Gironde[3]	49,805	Jan-26	IMO II – MR

1 Time chartered in vessel
2 50% owned through the H&A Shipping Joint Venture
3 50% owned through the Ecomar Joint Venture

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Note 9: Non-IFRS measures

Throughout this Quarterly Financial Information Q1 2026, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure, for the periods ended 31 March 2026 and 31 December 2025.

	For the 3 months ended 31 March 2026 USD’000	For the 3 months ended 31 March 2025 USD’000
Profit for the financial period	179,730	63,190
Income tax expenses	788	1,419
Depreciation charge of property, plant and equipment	47,985	49,525
Amortisation charge of intangible assets	83	105
Gain on disposal of assets	(32,526)	—
Share of profit of equity-accounted investees, net of tax	(9,968)	(3,036)
Interest income	(2,341)	(2,660)
Interest expense	12,332	14,361
Capitalised financing fees written off	—	786
Other finance expense	1,962	1,403
Impairment loss on trade receivables	576	—
Adjusted EBITDA	198,621	125,093

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

HAFNIA CONDENSED-CONSOLIDATED-QUARTERLY-FINANCIAL-INFORMATION-Q1-2026
Note 9: Non-IFRS measures CONTINUED

We present TCE income per operating day1, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

Reconciliation of Non-IFRS measures

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 March 2026 USD’000	For the 3 months ended 31 March 2025 USD’000
Revenue (Hafnia Vessels and TC Vessels)	412,923	340,343
Revenue (External Vessels in Disponent-Owner Pools)	258,299	207,567
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(130,428)	(121,592)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(79,816)	(86,223)
Less: Pool distributions for External Vessels in Disponent-Owner Pools	(178,483)	(121,344)
TCE income	282,495	218,751
Operating days	9,333	9,514
TCE income per operating day[2]	30,266	22,992

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 March 2026	For the 3 months ended 31 March 2025
Revenue (Hafnia Vessels and TC Vessels)	412,923	340,343
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(130,428)	(121,592)
TCE income	282,495	218,751
Operating days	9,333	9,514
TCE income per operating day[2]	30,266	22,992

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

1 Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.

2 TCE per day presented here for the 3 months ended 31 March 2026 includes USD 0.6 million of prior period adjustments to operating segments that Hafnia exited in prior financial years.